Exhibit 99.5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF LPBP INC.

Date:	April 2, 2015	Business of the Annual Meeting of Shareholders:

Time:	11:00 a.m. (Eastern Standard Time)	(a) to receive the Financial Statements of the Company for the year ended October 31, 2014, together with the Auditors’ Report thereon;

Place:	LPBP Inc., Head Office 447 March Road Ottawa, Ontario K2K 1X8	(b) to elect directors for the ensuing year;
(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d) to transact any other business that may properly come before the Meeting.

By Order of the Board,

Tom Burnett
President

January 15, 2015

You are entitled to receive notice of, and vote at, our Annual Shareholder Meeting or any adjournment thereof if you were a shareholder on February 19, 2015.

The Management and Board of LPBP urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid.